Mail Stop 4561

January 12, 2007

Richard W. Gochnauer
President & CEO
United Stationers, Inc.
2200 East Golf Road
Des Plaines, IL 60016

      Re: **United Stationers, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2005
             Filed March 6, 2006
             File No. 000-10653

Dear Mr. Gochnauer:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief